HOVNANIAN ENTERPRISES, INC.

90 Matawan Road, Fifth Floor

Matawan, NJ 07747

VIA EDGAR

February 19, 2025

Mr. Ameen Hamady

Mr. Isaac Esquivel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

RE:       Hovnanian Enterprises, Inc.

              Form 10-K for the Fiscal Year Ended October 31, 2024

              Form 8-K filed December 5, 2024

              File No. 001-8551

Dear Messrs. Hamady and Esquivel,

Hovnanian Enterprises, Inc. (“Hovnanian” or the “Company”) submits this letter in response to the comments contained in the correspondence of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated February 7, 2025 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended October 31, 2024, filed with the Commission on December 18, 2024, and the Form 8-K filed with the Commission on December 5, 2024 (the “Form 8-K”).

For your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s responses thereto.

Form 8-K filed December 5, 2024

Ex. 99.1 Earnings Press Release – Fiscal Fourth Quarter and Year Ended October 31, 2024, page 5

1.       We note your presentation of adjusted earnings before interest and income taxes return on investment ("adjusted EBIT ROI") as a non-GAAP financial measure for which you disclose the most directly comparable GAAP financial measure is net income. In regards to your presentation of adjusted EBIT ROI, please further clarify and expand your disclosure regarding the following:

  Clearly state how such measure is calculated including the use of a trailing twelve-month period in your presentation. In addition, please expand your disclosure to highlight that each of the components, adjusted EBIT and inventories less consolidated inventory not owned and capitalized interest plus liabilities from inventory not owned, used to calculate adjusted EBIT ROI are considered non-GAAP measures, describe the adjustments made to arrive at such non-GAAP measures and identify their most directly comparable GAAP financial measures;

Response

The Company respectfully advises the Staff that adjusted EBIT ROI is generally calculated as the ratio of (1) adjusted earnings before interest expense and income taxes (“adjusted EBIT”), a non-GAAP measure for which the most directly comparable GAAP measure is net income, to (2) adjusted investment (“Adjusted Investment”), a non-GAAP measure for which the most directly comparable GAAP measure is total inventories.  The ratio is calculated as reflected in Exhibit A hereto and explained below:

  As shown in Exhibit A, net income is first adjusted to add back income tax provision and interest expense to determine earnings before interest expense and income taxes (“EBIT”), a non-GAAP measure, for which the most directly comparable GAAP financial measure is net income.  EBIT is further adjusted for land-related charges (which are non-cash charges relating to inventory impairment loss and land option write-offs, including instances where the Company has walked away from lots it controlled under option contracts) and loss (gain) on the extinguishment of debt, net to calculate adjusted earnings before interest expense and income taxes (“adjusted EBIT”), a non-GAAP measure, for which the most directly comparable GAAP financial measure is net income.  The Company presents EBIT and adjusted EBIT as they are standard measures commonly reported and widely used by analysts, investors and others to measure and benchmark the Company’s financial performance without the effects of certain items the Company does not believe are characteristic of its ongoing operating performance.
  Total inventories is adjusted to subtract liabilities from inventory not owned, net of debt issuance costs and interest capitalized, a non-GAAP financial measure for which the most directly comparable financial measure is total inventories, and to add investments in and advances to unconsolidated joint ventures to determine Adjusted Investment, a non-GAAP financial measure for which the most directly comparable GAAP financial measure is total inventories.  The Company presents Adjusted Investment because it more accurately reflects inventory owned (whether directly or through joint ventures) by the Company and excludes inventory that is off-balance sheet in nature, such as inventory subject to land banking transactions.
  Adjusted EBIT ROI is ultimately calculated as the ratio of adjusted EBIT for the trailing twelve months (the summation of the prior four fiscal quarters) to the average Adjusted Investment for the prior five fiscal quarters (to account for the average of the beginning and end of measurement period inventory amounts).  The Company measures the ratio of adjusted EBIT ROI in this manner as it is reflective of a more appropriate, longer-term period required to build and sell homes in the homebuilding industry.  The Company uses this metric for benchmarking purposes as a measure of operational performance compared to our peers in the homebuilding industry.

The Company respectfully acknowledges the Staff’s comment and advises that, in its future filings with the Commission, it will further clarify and expand its disclosure around the use of adjusted EBIT ROI consistent with the foregoing, including to highlight that each of the components, namely adjusted EBIT and Adjusted Investment, are non-GAAP measures and to identify their most directly comparable GAAP financial measures.

  Reconcile your statement that the most directly comparable GAAP financial measure to your calculation of adjusted EBIT ROI is net income given that such measure appears to be a ratio. In that regard, we note your discussion of your trailing twelve return on equity ("ROE") on page 3. To the extent you view ROE as the most directly comparable GAAP financial ratio, please tell us how the Company determined that such measure is considered the most directly comparable ratio as calculated using the most directly comparable GAAP financial measures; and

Response

The Company respectfully advises the Staff that the Company does not view the trailing twelve-month return on equity (“ROE”) as the most directly comparable GAAP financial ratio to adjusted EBIT ROI.  Reflective of the Staff’s comment and as shown in Exhibit A, the Company believes that the most directly comparable GAAP financial measure to adjusted EBIT ROI is the ratio of net income to total inventories.

  Notwithstanding the prior point, please revise your disclosures to also provide the ratio as calculated using the most directly comparable GAAP financial measures on a trailing twelve-month period.

Response

In response to the Staff’s comment, the Company will revise its disclosures in its future filings with the Commission to provide the ratio of net income (on a trailing twelve-month period) to total inventories (five quarter average) as the most directly comparable GAAP financial measure consistent with the presentation in Exhibit A hereto.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to call me at (732) 383-2698 or e-mail me at BOConnor@KHOV.COM.

Sincerely,

HOVNANIAN ENTERPRISES, INC.
By:	/s/ Brad G. O’Connor
	Name:	Brad G. O’Connor
	Title:	Chief Financial Officer

cc:   Elizabeth Tice

EXHIBIT A

Hovnanian Enterprises, Inc.
October 31, 2024
Reconciliation of Adjusted EBIT Return on Adjusted Investment
(in thousands)

		For the quarter ended				TTM ended
		1/31/2024	4/30/2024	7/31/2024	10/31/2024	10/31/2024
Net income		$ 23,904	$ 50,836	$ 72,919	$ 94,349	$ 242,008
						Five Quarter Average
Total inventories	$ 1,349,186	$ 1,463,558	$ 1,417,058	$ 1,650,470	$ 1,644,804	$ 1,505,015
Return on Inventory						**16.1%**

					TTM ended 10/31/2024
Net income	$ 23,904	$ 50,836	$ 72,919	$ 94,349	$ 242,008
Income tax provision	8,659	18,556	24,350	23,516	75,081
Interest expense	30,349	30,512	28,578	31,120	120,559
EBIT	62,912	99,904	125,847	148,985	437,648
Inventory impairments and land option write-offs	302	237	3,099	7,918	11,556
Loss (gain) on extinguishment of debt, net	(1,371)	0	0	0	(1,371)
Adjusted EBIT	$ 61,843	$ 100,141	$ 128,946	$ 156,903	$ 447,833

			As of			
	10/31/2023	1/31/2024	4/30/2024	7/31/2024	10/31/2024	
Total inventories	$ 1,349,186	$ 1,463,558	$ 1,417,058	$ 1,650,470	$ 1,644,804	
Less Liabilities from inventory not owned, net of debt issuance costs	(124,254)	(114,658)	(86,618)	(135,559)	(140,298)	**Five**
Less Interest capitalized at end of period	(52,060)	(53,672)	(52,222)	(54,592)	(47,888)	**Quarter**
Plus Investments in and advances to unconsolidated joint ventures	97,886	110,592	150,674	126,318	142,910	**Average**
Adjusted Investment	$ 1,270,758	$ 1,405,820	$ 1,428,892	$ 1,586,637	$ 1,599,528	$ 1,458,327
Adjusted EBIT Return on Adjusted Investment						**30.7%**